ITEM 77E  Legal Proceedings   FOR N-SAR FOR LIFE SERIES FUNDS


The Life Series Blue Chip and Value Funds have received notice that they may be putative members of the proposed defendant class of shareholders in a lawsuit filed in the United States Bankruptcy Court for the
District of Delaware on November 1, 2010, by the Official Committee
of Unsecured Creditors of the Tribune Company (the "Committee"). The Committee is seeking to recover some or all payments made to beneficial owners of common stock in connection with a leveraged buyout of the
Tribune Company, including those made in connection with a 2007 tender offer into which the Life Series Blue Chip and Value Funds tendered their shares of common stock of the Tribune Company.  The complaint alleges no misconduct by the Funds. The amounts sought from the Life Series Blue Chip and Value Funds, excluding interest and court costs, are up to $288,456 and $376,754, representing 0.23% and 0.52% of net
assets, respectively, as of June 30, 2011.    In addition, on June 2, 2011,
the Life Series Blue Chip and Value Funds were named as defendants in an adversary proceeding brought in connection with the Tribune Company's leveraged buyout by Deutsche Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the "Plaintiffs") in the Supreme Court of the State of New York. The Plaintiffs also seek to recover payments of the proceeds of the leveraged buyout. The extent of the Funds' potential liability in any such action has not been determined. The
Funds have been advised by counsel that the Funds could be held liable to return all of part of the proceeds received in any of these actions, even though the Funds had no knowledge of, or participation in, any misconduct. The Life Series Blue Chip and Value Funds cannot predict the outcome of this proceeding, and thus have not accrued any of the amounts sought by the Committee in this matter in their financial statements.